UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Dover Motorsports, Inc.
(Name of Issuer)

$.10 Par Value Common Stock
(Title of Class of Securities)

260174 10 7

(CUSIP Number)

Henry B. Tippie

c/o Dover Motorsports, Inc.,

1131 North DuPont Highway, Dover, DE  19901 (302) 883-6500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15. 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7	13D

	(1)	Names of Reporting Persons
Henry B. Tippie

	(2)	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

	(3)	SEC Use Only

	(4)	Source of Funds
N/A

	(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

	(6)	Citizenship or Place of Organization
United States

	(7)	Sole Voting Power
Number of		12,500,000
Shares
Beneficially	(8)	Shared Voting Power
Owned by		235,000
Each
Reporting	(9)	Sole Dispositive Power
Person With:		12,500,000

	(10)	Shared Dispositive Power
235,000

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
12,735,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

	(13)	Percent of Class Represented by Amount in Row (11)
59.6%

	(14)	Type of Reporting Person
IN

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SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7	13D

This filing is being made to disclose the amendment of the previously disclosed Stockholders Voting Agreement and Irrevocable Proxy. Other than as set forth in Item 6 and Item 7 below, there have been no changes to the Items in this Schedule from the prior filings.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Stockholders Voting Agreement and Irrevocable Proxy dated as of January 31, 2008 by and among Henry B. Tippie, R. Randall Rollins and Michele M. Rollins, as amended by that certain Amendment No. 1 to the Stockholders Voting Agreement and Irrevocable Proxy dated as of January 30, 2018, has been further amended to reflect the addition of Jeffrey W. Rollins as trustee of RMT Trust.

Item 7.                   Material to Be Filed as Exhibits.

The following is attached to this filing:

Exhibit A:	Amendment No. 2 and Joinder to the Stockholders Voting Agreement and Irrevocable Proxy, dated as of September 15, 2020, by and among Henry B. Tippie, Michele M. Rollins and Jeffrey W. Rollins.

3

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2020	/s/ Henry B. Tippie
Henry B. Tippie

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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EXHIBIT A TO SCHEDULE 13D

AMENDMENT NO. 2 AND JOINDER
TO THE
STOCKHOLDERS VOTING AGREEMENT
AND IRREVOCABLE PROXY

This Amendment No. 2 and Joinder (this “Amendment”) to that certain Stockholders Voting Agreement and Irrevocable Proxy (the “Agreement”), dated as of January 31, 2008, by and among R. Randall Rollins, Michele M. Rollins and Henry B. Tippie (the “Prior Stockholders”), as amended by that certain Amendment No. 1 to the Agreement, dated as of January 30, 2018, by and among the Prior Stockholders, is made and entered into as of September 15, 2020 (the “Effective Date”) by and among Jeffrey W. Rollins, Michele M. Rollins and Henry B. Tippie. Capitalized terms used herein but not defined shall have the meaning ascribed to such terms in the Agreement.

WHEREAS, the Agreement was made among the Prior Stockholders in their capacity as trustees of the RMT Trust, a residual marital trust created under the last will and testament of John W. Rollins (the “Trust”);

WHEREAS, R. Randall Rollins passed away on August 17, 2020, which resulted in a vacancy in the position of trustee of the Trust which was filled by Jeffrey W. Rollins; and

WHEREAS, in connection with the addition of Jeffrey W. Rollins as a trustee of the Trust, the undersigned trustees desire to amend the Agreement to reflect the addition of Jeffrey W. Rollins as a Stockholder under the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the undersigned hereby agree as follows:

1.             Amendments. The Agreement is hereby amended as follows:

a.             The reference to “R. Randall Rollins” in the preamble is hereby deleted in its entirety and replaced with “Jeffrey W. Rollins”.

b.             Each reference to “RRRollins” is hereby deleted in its entirety and replaced with “JRollins”.

2.             Irrevocable Proxy. In accordance with Section 6 of the Agreement, as amended, Jeffrey W. Rollins agrees to execute an irrevocable proxy simultaneously with the execution of this Amendment, in the form of Exhibit A attached hereto.

3.             Joinder. By execution and delivery of this Amendment, Jeffrey W. Rollins hereby agrees to become a party to the Agreement as a “Stockholder” thereunder and to be bound by the terms and conditions thereof in such capacity effective as of the Effective Date.

4.             Effect of Amendment.  Unless otherwise expressly revised by this Amendment, all terms and conditions of the Agreement shall remain unchanged and shall continue in full force and effect.

5.             Counterparts.  This Amendment may be executed in one or more counterparts which, when taken together, shall constitute a single agreement. An executed counterpart of this Amendment delivered by facsimile or other electronic means shall for all purposes be as effective as delivery of an original, executed counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF, the Stockholders have executed this Amendment as of the Effective Date.

/s/ Henry B. Tippie
Henry B. Tippie

/s/ Michele M. Rollins
Michele M. Rollins

/s/ Jeffrey W. Rollins
Jeffrey W. Rollins

EXHIBIT A TO
AMENDMENT NO. 2 AND JOINDER TO
STOCKHOLDERS VOTING AGREEMENT

IRREVOCABLE PROXY

The undersigned agrees to, and hereby grants to Henry B. Tippie (“Tippie”) an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, sell or otherwise dispose of, or to execute and deliver written consents or otherwise act with respect to any and all shares of common stock or class A common stock of Dover Motorsports, Inc. (the “Corporation”) or shares of common stock of the Corporation which may be acquired upon conversion of class A common stock, in each case whether certificated or not, that have been deposited into the RMT Trust, a residual marital trust created under the last will and testament of John W. Rollins (the “Trust”) or will be deposited into the Trust at some future point (the “Trust Stock”) to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation as provided in that certain Stockholders Agreement, dated as of January 31, 2008, by and among R. Randall Rollins, Michele M. Rollins and Tippie, as may be amended from time to time. The undersigned hereby affirms that this proxy is given as a condition of said agreement and as such is coupled with an interest and is irrevocable. This proxy shall be binding upon the successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, of the undersigned. It is further understood by the undersigned that this proxy may be exercised by Tippie until it is terminated in accordance with the provisions of said agreement.

Dated this 15th day of September 2020.

/s/ Jeffrey W. Rollins
Jeffrey W. Rollins